August 29, 2018

Albert H. Marshall
Senior Vice President and Secretary
Banner Corporation
10 South First Avenue
Walla Walla, WA 99362

       Re: Banner Corporation
           Registration Statement on Form S-4
           Filed August 24, 2018
           File No. 333-226991

Dear Mr. Marshall:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services